SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                              13 December 2004


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 13 December 2004 re: Trading Statement

225/04                                                          13 December 2004



LLOYDS TSB - TRADING UPDATE



Lloyds TSB Group plc will shortly be meeting analysts ahead of its close period for the year ending 31 December 2004. This announcement sets out the information that will be provided at those meetings.

Lloyds TSB continues to deliver good earnings momentum and expects to deliver a satisfactory trading performance for the year, with progress continuing to be made in all key strategic priorities.

In a year of significant transition within the branch network, the retail bank has continued to make progress in profitable franchise development, notwithstanding some slowdown in the demand for consumer credit. Good growth in the lending portfolios has been partly offset by an expected lower net interest margin, although the rate of margin erosion has reduced since the first half.

Scottish Widows has continued to refocus its product mix towards more profitable and capital efficient products and, over the last few months, has launched a new range of products more tailored to the branch network distribution channel.
Both new business contribution and new business margin improved in the first nine months of 2004. Scottish Widows remains well capitalised and on track to pay a 2004 dividend to Lloyds TSB.

                                                                       .../more




LLOYDS TSB - TRADING UPDATE .../2

In Wholesale and International Banking good progress has been made in deepening relationships with our existing corporate customers. All main businesses within the division continue to perform well, asset quality remains strong, and we have achieved a good increase in profitable new business in the corporate businesses, business banking and asset finance.

The Group's cost performance continues to be strong and further improvements in processing quality have been made throughout the business. The Group continues to deliver revenue growth in excess of cost growth in each division.

Our continuing focus on high quality lending has resulted in an improvement in asset quality, and the annualised charge for bad and doubtful debts as a percentage of average lending for the full year is expected to be lower than the
0.63 per cent annualised charge in the first half of 2004.

In the first 11 months of 2004 there was a positive investment variance totalling GBP70 million, largely as a result of a rise in the FTSE All Share Index during the period.

The Group continues to review the impact of the level of complaints received relating to past sales, and performance, of endowment policies. To ensure that adequate provision for any ongoing liabilities is maintained, an additional provision in this respect of some GBP110 million is expected to be made in the 2004 accounts. Despite this provision, Lloyds TSB expects to report earnings broadly in line with current market expectations.*

We have made good progress in our preparations for the implementation of International Financial Reporting Standards in 2005. The detailed interpretation of a number of the new accounting standards, as well as Financial Reporting Standard 27 (formerly Financial Reporting Exposure Draft 34 - Life Assurance), is being finalised. Current indications are that, excluding the effects of derivative and equity valuations introduced with IAS 39 and FRS 27, the overall impact of forthcoming accounting and regulatory changes will reduce the earnings of the Group, both before and after goodwill amortisation, by less than 5 per cent, and that the Group's regulatory capital position will not be materially affected.

                                                                        .../more




LLOYDS TSB - TRADING UPDATE .../3

Eric Daniels, Group Chief Executive, said "Despite the slowdown in growth in demand for consumer credit, we are continuing to make progress against our objective to deliver sustained earnings momentum. Capital ratios remain strong, the Group's return on average risk-weighted assets has improved, and the Group is on track to make further earnings progress in 2005 and beyond."

2004 Results timetable

Preliminary results announcement:                  Friday, 4 March 2005
Ex dividend date:                                  Wednesday, 16 March 2005
Dividend record date:                              Friday, 18 March 2005
Dividend payment date:                             Wednesday, 4 May 2005

*On 10 December 2004, the consensus of analysts' forecasts for profit before tax, excluding changes in economic assumptions, investment variance and loss on sale of businesses, for the year ending 31 December 2004 was GBP3,330 million.

For further information:-

Investor Relations
Michael Oliver                                           +44 (0) 20 7356 2167
Director of Investor Relations
E-mail: michael.oliver@ltsb-finance.co.uk

Ian Gordon                                               +44 (0) 20 7356 1264
Senior Manager, Investor Relations
E-mail: ian.gordon@ltsb-finance.co.uk

Media
Terrence Collis                                          +44 (0) 20 7626 1500
Director of Group Corporate Communications
E-mail: terrence.collis@lloydstsb.co.uk

Mary Walsh                                               +44 (0) 20 7626 1500
Head of Media Relations
E-mail: mary.walsh@lloydstsb.co.uk





                                                                        .../more


LLOYDS TSB - TRADING UPDATE.../4


                           FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds TSB Group's or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Lloyds TSB Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking businesses and equity risk in its insurance businesses, inherent risks regarding changing demographic developments, catastrophic weather and similar contingencies outside Lloyds TSB Group's control, any adverse experience in inherent operational risks, any unexpected developments in regulation or regulatory actions, changes in customer preferences, competition, industry consolidation, acquisitions and other factors. For more information on these and other factors, please refer to Lloyds TSB Group's Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished by Lloyds TSB Group to the US Securities and Exchange Commission or to the London Stock Exchange. The forward looking statements contained in this announcement are made as of the date hereof, and Lloyds TSB Group undertakes no obligation to update any of its forward looking statements.




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:  13 December 2004